SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
12/31/12


1. NAME OF REPORTING PERSON
Bulldog Investors, Bulldog Investors LLC (F/K/A Brooklyn
Capital Management), Phillip Goldstein, Andrew Dakos, and Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
0

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
0
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

0
12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

0%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment # 5 to the Schedule 13d filed on April 2, 2012. Except as specifically set forth herein, the Schedule 13d remains unmodified.





ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the 10-Q filed on November 12, 2013 there were 1,482,680 shares of common stock outstanding as of 11/12/2013 The percentage set forth in item 5 was derived using such number. Bulldog Investors, LLC Phillip Goldstein, Andrew Dakos, and Steven Samules beneficially own an aggregate of 0 shares of GYRO or 0% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos, Mr. Samuels or with clients.

c) During the last 60 days the following shares of GYRO were sold:

Date:		        Shares:		Price:
01/02/14		(8,937)		11.7472
12/31/13		(121,312)	13.4689
12/31/13		(11,966)	13.1700
12/31/13		(8,512)		11.7472
12/30/13		(3,225)		67.5900
12/27/13		(11,113)	71.3913






d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 1/2/2014

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

By: /S/ Steven Samules
Name:   Steven Samules

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member